UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Thomas Properties Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

884453101
(CUSIP Number)

Yehuda Hecht
Madison International Realty
410 Park Avenue, 10th Floor
New York, New York 10022

Copies to:

Lee S. Parks
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 884453101	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Madison International Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,452,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,452,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 10,452,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON OO

*
By virtue of the Stockholders Agreement (as defined in Item 6) described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders (as defined in Item 6) with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

CUSIP No. 884453101	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MIRELF IV US Investments AIV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,820,944*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,820,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 8,820,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON PN

*
By virtue of the Stockholders Agreement described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

CUSIP No. 884453101	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MIRELF IV US Investments II AIV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,631,933*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,631,933
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 1,631,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

*
By virtue of the Stockholders Agreement described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

CUSIP No. 884453101	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MIRELF IV TPGI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,338,023*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,338,023
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 7,338,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON OO

*
By virtue of the Stockholders Agreement described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

CUSIP No. 884453101	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MIRELF IV TPGI II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,357,630*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,357,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 1,357,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

*
By virtue of the Stockholders Agreement described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

CUSIP No. 884453101	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ronald M. Dickerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,452,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,452,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 10,452,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON IN

*
By virtue of the Stockholders Agreement described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed on June 21, 2012 (as amended and supplemented from time to time, the “Schedule 13D”) by MIRELF IV TPGI, LLC (“MIRELF IV TPGI”), MIRELF IV TPGI II, LLC (“MIRELF IV TPGI II”), MIRELF IV US Investments AIV LP (“US Investments AIV”), MIRELF IV US Investments II AIV LP (“US Investments II AIV”), Madison International Holdings IV, LLC (“Holdings”) and Ronald M. Dickerman (“Mr. Dickerman” and, together with MIRELF IV TPGI, MIRELF IV TPGI II, US Investments AIV, US Investments II AIV and Holdings, the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (“Common Stock”), of Thomas Properties Group, Inc. (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

This Schedule 13D is hereby amended as follows:

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Subscription Agreement by and among MIRELF IV REIT Austin, LLC, Thomas Properties Group, L.P., and TPG Austin Partner, LLC

As of September 17, 2012, MIRELF IV REIT Austin, LLC, a Delaware limited liability company and indirect subsidiary of Holdings, (“Madison Austin”), Thomas Properties Group, L.P., a Maryland limited partnership and direct subsidiary of Issuer (“TPG LP”), and TPG Austin Partner, LLC, a Delaware limited liability company and subsidiary of TPG LP (“TPG Austin Partner”), entered into a Subscription Agreement (the “Subscription Agreement”) whereby (a) Madison Austin will acquire a 33.33% limited liability company membership interest in TPG Austin Partner, (b) TPG LP and Madison Austin will enter into an Amended and Restated Limited Liability Company Agreement of TPG Austin Partner (the “TPG Austin Partner Agreement”), and (c) TPG Austin Partner will distribute the Madison Austin contribution to TPG LP. The Subscription Agreement requires Madison Austin to contribute approximately $35 million, plus interest at 9% per annum until the funds are contributed, as its initial capital contribution.   The Subscription Agreement contains customary closing conditions.  The closing is currently expected to occur on or before September 30, 2012, (the “Closing Date”), subject to the satisfaction of such closing conditions.

On the Closing Date, TPG LP and Madison Austin intend to enter into the TPG Austin Partner Agreement, the purpose of which is to set forth the respective rights and obligations of TPG LP and Madison Austin as members of TPG Austin Partner. TPG LP is the sole Managing Member of TPG Austin Partner. The sole business and purpose of TPG Austin Partner will be to engage in activities and exercise powers that are related or incidental to holding an interest in TPG/CalSTRS Austin, LLC, a Delaware limited liability company and indirect subsidiary of TPG LP and Issuer.  Madison Austin and TPG LP will each agree to contribute additional capital to TPG Austin Partner as required for the business of TPG/CalSTRS Austin, LLC, up to limits specified in the TPG Austin Partner Agreement.

Operating Agreement of TPG/CalSTRS Austin, LLC

As of September 17, 2012, California State Teachers’ Retirement System, a public entity (“CalSTRS”), and TPG Austin Partner entered into the Operating Agreement of TPG/CalSTRS Austin, LLC (the “Austin Operating Agreement”).  The sole purpose of TPG/CalSTRS Austin, LLC is to (a) enter into the Purchase and Sale Agreement (as defined below) and consummate the acquisition, ownership, renovation, management, financing, leasing, operation and maintenance of the Portfolio (as defined below), (b) hold the  Portfolio for investment purposes until  disposition, and (c) conduct other activities with respect to, and realize and optimize the economic return from, the Portfolio.  Each of CalSTRS and TPG Austin Partner has a 50% interest in the capital, profits and losses, and distributions of and from TPG/CalSTRS Austin, LLC.

Purchase and Sale Agreement

On September 18, 2012, TPG-401 Congress REIT LLC, TPG-300 West 6th Street REIT LLC, TPG-San Jacinto Center REIT LLC, TPG-One Congress Plaza REIT LLC, TPG-One American Center REIT LLC, TPG-Park 22 REIT LLC, TPG-Westech 360 REIT LLC, and TPG-Great Hills Plaza REIT LLC, each a Delaware limited liability company and indirect subsidiary of Issuer (“Sellers”) entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with TPG/CalSTRS Austin, LLC, pursuant to which TPG/CalSTRS Austin, LLC agreed to acquire all of the equity interests in TPG-Austin Portfolio Holdings, LLC, the indirect owner of an eight-building, approximately three-million square foot portfolio of office properties in downtown and suburban Austin, Texas (the “Portfolio”).

The description of the Subscription Agreement herein, including the description of its Exhibit B, the TPG Austin Partner Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, including its Exhibit B, the TPG Austin Partner Agreement, a copy of which is filed as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 21, 2012.

The description of the Austin Operating Agreement herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Austin Operating Agreement, a copy of which is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 21, 2012.

The description of the Purchase and Sale Agreement herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase and Sale Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 21, 2012.

The Issuer’s press release dated September 19, 2012 announcing the acquisition of the Portfolio is filed as Exhibit 99.8 to this Schedule 13D and incorporated herein by reference.

ITEM 7.                                MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.5:
Subscription Agreement by and among MIRELF IV REIT Austin, LLC, Thomas Properties Group, L.P., and TPG Austin Partner, LLC dated September 17, 2012 (filed as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 21, 2012 and incorporated herein by reference).

Exhibit 99.6:
Operating Agreement of TPG/CalSTRS Austin, LLC dated September 17, 2012 (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 21, 2012 and incorporated herein by reference).

Exhibit 99.7:
Purchase and Sale Agreement Between TPG-401 Congress REIT LLC, TPG-300 West 6th Street REIT LLC, TPG-San Jacinto Center REIT LLC, TPG-One Congress Plaza REIT LLC, TPG-One American Center REIT LLC, TPG-Park 22 REIT LLC, TPG-Westech 360 REIT LLC, and TPG-Great Hills Plaza REIT LLC as Sellers and TPG/CalSTRS Austin, LLC As Purchaser dated September 18, 2012 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 21, 2012 and incorporated herein by reference).

Exhibit 99.8:	Press Release of Thomas Properties Group, Inc. dated September 19, 2012.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 24th day of September, 2012

MIRELF IV US INVESTMENTS AIV LP		MIRELF IV US INVESTMENTS II AIV LP

By:	Madison International Holdings IV, LLC,	By:	Madison International Holdings IV, LLC,
	its general partner		its general partner

By:	/s/ Ronald Dickerman	By:	/s/ Ronald Dickerman
	Ronald Dickerman, Managing Member		Ronald Dickerman, managing member

MIRELF IV TPGI, LLC		MIRELF IV TPGI II, LLC

By:	MIRELF IV US Investments AIV LP,	By:	MIRELF IV US Investments II AIV LP,
	its managing member		its managing member

By:	Madison International Holdings IV, LLC,	By:	Madison International Holdings IV, LLC,
	its general partner		its general partner

By:	/s/ Ronald Dickerman	By:	/s/ Ronald Dickerman
	Ronald Dickerman, managing member		Ronald Dickerman, managing member

MADISON INTERNATIONAL HOLDINGS IV, LLC		RONALD DICKERMAN

By:	/s/ Ronald Dickerman		/s/ Ronald Dickerman
Ronald Dickerman, managing member